October 30, 2019

Thomas J. Wood
Chief Executive Officer
RemSleep Holdings Inc.
637 N. Orange Ave., Suite 609
Orlando, FL 32789

       Re: RemSleep Holdings Inc.
           Offering Statement on Form 1-A
           Filed October 4, 2019
           File No. 024-11092

Dear Mr. Wood:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 4, 2019

Risk Factor
Risks Related to Government Regulation
We may not receive the necessary clearances or approvals for our future products..., page 19

1. We note your disclosure on page 20 that you have obtained approval of your DeltaWave device through the PMA pathway. However, your disclosure on page 28 states that "[you]
       will need to obtain PMA approval for [y]our DeltaWave device." Please revise to ensure consistency throughout your offering circular.
Exhibits
Form of Subscription Agreement, page 83

2. We note that Section 7 (j) of Exhibit 4.1 to your Form of Subscription Agreement discloses that "[w]ith respect to any suit, action or proceeding relating to any
       offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the
 Thomas J. Wood
FirstName Holdings Inc.
RemSleep LastNameThomas J. Wood
Comapany NameRemSleep Holdings Inc.
October 30, 2019
October 30, 2019 Page 2
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FirstName LastName
         undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the Borough of Manhattan in New York City, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings."
Section 7(k) states
         that "the undersigned irrevocably waives any and all right to trial by jury with respect to any legal proceeding arising out of the transactions contemplated by this subscription agreement." Please confirm, if true, that the exclusive forum and jury waiver provisions are not intended to apply to claims under the U.S. federal securities laws. If the provisions do apply to claims under the U.S. federal securities laws, please clearly disclose this in your offering circular and, if true, that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please also provide risk factor disclosure in your offering circular related to the exclusive forum and jury waiver provisions, including but not limited to the enforceability of the provisions, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders ability to bring a claim in a judicial forum that they find favorable. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provisions in the Form of Subscription Agreement states this clearly.
General

3. We recently noted a general advertisement for an investment opportunity in your company on a web-site that appears to be a funding portal. See www.fundable.com/remspleep.
         Please tell us which rule you are relying upon for this private placement and how it complies with Rule 251(c) of Regulation A. For example, if you intend to rely on Rule
         506(b) of Regulation D to conduct the private placement, tell us how you intend to comply with the general solicitation prohibition.
4. Please highlight the disparate voting rights of your capital structure on your offering summary section. For example, include the number of votes per share to which each class of stock is entitled.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Thomas J. Wood
RemSleep Holdings Inc.
October 30, 2019
Page 3

      Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Jennifer L pez-
Molina, Staff Attorney at 202-551-3792 with any questions.



FirstName LastNameThomas J. Wood                         Sincerely,
Comapany NameRemSleep Holdings Inc.
                                                         Division of
Corporation Finance
October 30, 2019 Page 3                                  Office of Trade &
Services
FirstName LastName